

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2017

Via E-Mail
Jessica M. Norris, Esq.
Dentons US LLP
4520 Main Street, Suite 1100
Kansas City, MO 64111

> **Re:** **Versar, Inc.**
> **Schedule TO-T filed October 6, 2017 by KW Genesis Merger Sub, Inc.
>   and Kingswood Genesis Fund I, LLC**
> **SEC File No. 005-38041**

Dear Ms. Norris:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1.	It appears the named bidders are making the offer on behalf of other persons. Please include Mr. Wolf and Kingswood Capital Management, LLC as bidders (including all other disclosure required of each bidder) or provide us with your detailed legal analysis explaining why you do not believe the listed persons are bidders in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

<u>Offer to Purchase</u>

<u>Summary Term Sheet, page ii</u>

2.   We note that you intend to determine whether the Minimum Condition is satisfied as of the time "immediately prior to the time the Shares are accepted for payment." Note that all conditions, except those relating to regulatory approval, must be satisfied or waived as of the expiration of the offer. Revise your condition.

<u>Price Range of Shares, page 12</u>

3.   Provide the disclosure required under Item 1002(c) of Regulation M-A for each quarter during the past two years.

<u>Background of the Offer, page 15</u>

4.   Revise your disclosure of the negotiation of the Warrant with Bank of America.

<u>Purpose of the Offer, page 33</u>

5.   We note that Mr. Otten will continue with Versar in an advisory role. We also note disclosure in the Schedule 14D-9 that Mr. Otten and Versar entered into a memorandum of understanding pursuant to which Mr. Otten will be terminated and then provide consulting services to the company. Please revise the section entitled "Background of the Offer" to describe any discussions with Versar and/or Mr. Otten regarding his employment status following the transaction. Also, provide us with your legal analysis of this arrangement as it relates to Rule 14d-10(d).

        We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        <u>/s/ Daniel F. Duchovny</u>
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions